August 5, 2005

Attention: Mr. Jason Niethamer
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Faxed and mailed: 202.772.9210

Re: Form 20-F for Fiscal Year Ended December 31, 2004
Filed April 4, 2005-08-05
File No. 000-28584

Dear Mr. Niethamer:

We are in receipt of your letter dated July 21, 2005 in reference to the above filing. We received the letter yesterday, August 4, 2005.

Your letter requests the date on which we will submit a substantive response. Due to existing summer vacation schedules of relevant personnel we will be able to provide a response by August 23, 2005.

We genuinely appreciate your cooperation in this regard.

Sincerely /s/ John Slavitt —————————————— John Slavitt General Counsel

Check Point Software Technologies, Inc.
800 Bridge Parkway   Redwood City, California 94065   tel: 650 628 2000   fax: 650 654 4233
www.checkpoint.com